EXHIBIT 99.1

Codere Online Becomes Official Betting Partner of the NFL in Mexico

Multi-year agreement aligns Codere Online with one of the world’s most valuable and recognized sports brands

Mexico City, Mexico, September 10, 2026 – (GLOBE NEWSWIRE) Codere Online (Nasdaq: CDRO / CDROW, the “Company”), a leading online gaming and sports betting operator in Spain and Latin America, today announced a landmark multi-year agreement with the National Football League (NFL) in Mexico.

By joining forces with one of the world’s most iconic, valuable and widely recognized sports brands, Codere Online reinforces its premium positioning and continues its strategy of building long-term associations with world-class sports properties. The agreement also marks an important new chapter in the Company’s commitment to sports and entertainment in Mexico, one of its largest and most strategically important markets.

Under the agreement, Codere Online will become:

  Official Betting Partner of the NFL in Mexico
  Official Partner of Super Bowl LXI
  Official Partner of the NFL Mexico Game
  Official Sports Betting Sponsor

The partnership places Codere Online alongside one of the most influential brands in global sports and reinforces the Company’s ambition to remain associated with properties of the highest international profile. With a powerful year-round platform, a highly engaged fan community and some of the world’s most prominent sporting events, the NFL provides Codere Online with a unique opportunity to strengthen brand visibility, deepen customer engagement and deliver premium entertainment experiences in Mexico.

The agreement also demonstrates the continuity of Codere Online’s strategy of partnering with elite sports organizations that combine global recognition with strong local relevance. Mexico is one of the NFL’s most passionate international markets and a core market for Codere Online, making the partnership a natural fit between two established brands with a shared focus on innovation, entertainment and memorable fan experiences.

As part of the partnership, Codere Online will serve as a sponsor of the 2026 NFL Mexico City Game, the regular season matchup scheduled to take place in Mexico City on November 22, 2026, between the San Francisco 49ers and the Minnesota Vikings. The Company will also be an official sponsor of the Super Bowl, which will be held in Los Angeles in February 2027.

The multi-year agreement will create a broad platform for fan engagement, including hospitality programs, VIP experiences, activations across multiple cities in Mexico and official NFL merchandise opportunities. These initiatives will enable Codere Online to connect its customers with one of the most prominent properties in global sports and bring fans closer to the game through exclusive and memorable experiences.

Carlos Sabanza, Director of Sponsorships and Public Relations at Codere Online, said: " Partnering with the NFL, one of the most iconic and influential brands in global sports, represents an important milestone for Codere Online and reinforces our ambition to remain associated with world-class sports properties. This agreement strengthens our premium positioning while underlining our long-term commitment to Mexico, a market with an extraordinary passion for the NFL. Together, we look forward to creating distinctive experiences that bring fans closer to the game and further enhance our sports betting and entertainment offering."

Arturo Olivé, Managing Director of NFL Mexico, said: “Mexico is one of the NFL's most vibrant and important international markets, with millions of passionate fans engaging with our game year-round. We are pleased to welcome Codere Online, one of Mexico’s most established and recognized online gaming and sports betting operators, as a partner. Together, we will elevate the fan experience through innovative activations, exclusive opportunities and unique moments that bring supporters closer to the NFL."

The collaboration will bring fans NFL-related content and experiences in accordance with standards of responsible gaming, integrity, and regulatory compliance.

For Codere Online, the partnership represents a defining milestone in its growth strategy and the next chapter in its long-standing association with elite international sports. By aligning with one of the world’s most valuable and recognizable sports brands, the Company maintains its premium brand positioning while gaining a powerful platform that combines global scale, year-round relevance and exceptional resonance with Mexican audiences.

The agreement further strengthens Codere Online’s position as a leading online gaming and sports betting operator and expands its ability to offer customers premium experiences around the 2026 NFL Mexico City Game, Super Bowl LXI and the wider NFL season.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online, launched in 2014 as part of the renowned casino operator Codere Group, offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere Online currently operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina; this online business is complemented by Codere Group’s physical presence in Spain and throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

About Codere Group
Codere Group is a multinational group dedicated to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codereonline.com
(+34) 628.928.152

About NFL Mexico

NFL Mexico is the local representation of the National Football League, the professional American football league of the United States. With more than 110 years of history in the country, Mexico is one of the NFL’s most important markets outside the United States, and the league established its local office in 1998.

Through the NFL’s Global Markets Program, 10 teams hold marketing rights in Mexico: ARI, DAL, DEN, HOU, KC, LV, LAR, MIA, PIT, and SF. These rights support a wide range of partnerships with media outlets and brands that continue to strengthen the league’s presence and expand its fan base throughout the country.

The return of NFL regular-season games to Mexico adds to the league’s history at Estadio Banorte, which has hosted five NFL regular-season games, previously played in 2005, 2016, 2017, 2019, and 2022.

For more information, visit:

  NFL.com/mundo
  Instagram, X and TikTok: @NFLMX
  YouTube and X: @MundoNFL
  Facebook: www.facebook.com/NFL

Contacts

Paulette Olivera
Account Manager, Consumer Engagement & Influence, Burson Mexico
paulette.oliveragu@bursonglobal.com | +52 55 8485 8122

Adrian Godoy
International Communications Manager, NFL
adrian.godoy@nfl.com | +1 917 751 4295